Brian Lee	Dentons US LLP
Partner	1221 Avenue of the Americas
New York, NY 10020-1089
brian.lee@dentons.com	United States
D +1 212 768 6926
dentons.com

Brian Lee

Partner

May 6, 2022

Matthew Derby United States Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, N.E. Washington, DC 20549-3010

Re:	Ventoux CCM Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed April 11, 2022 File No. 333-263516

Dear Mr. Derby:

By your letter dated April 27, 2022 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments on the Registration Statement on Form S-4 originally filed on March 14, 2022, and amended on April 11, 2022 (the “Registration Statement”) by our client, Ventoux CCM Acquisition Corp. (the “Company”), in connection with the proposed transactions involving the Company, certain subsidiaries of the Company, and E La Carte, Inc., a Delaware corporation (d/b/a Presto, Inc.) (“Presto”). This letter sets forth our response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are publicly filing Amendment No. 2 to the Registration Statement on Form S-4 (the “Amendment”) electronically via the EDGAR system. The changes made in the Amendment reflect the responses of the Company or Presto, as applicable, to the Staff’s comments as set forth in the SEC Letter. We have enclosed a copy of the Amendment marked to show the changes made to the Registration Statement. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the responses of the Company or Presto thereto, as applicable, and references in the responses to page numbers are to the marked version of the Registration Statement. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

The Company has asked us to convey the following as its responses to the Staff.

Amendment No. 1 to Registration Statement on Form S-4

Risk Factors

Risks Related to Presto’s Business and Business Development, page 53

1.	We note your disclosure that the pandemic has disrupted, and may continue to disrupt, Presto’s supply chains and relationships with third-party partners. Revise to discuss in more detail the specific supply challenges that have been present in recent periods and describe, with quantified information where possible, the effect on customer operations and on Presto’s business.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 53 of the Amendment in response.

Certain Presto Projected Financial Information

Recent Developments, page 114

2.	Supplement your discussion of the revised forecasted financial information to disclose all material assumptions underlying the revised forecasts and to identify those assumptions that materially differ from the initial forecasts prepared by Presto’s management.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 115 of the Amendment in response.

Non-GAAP Financial Measures, page 193

3.

We note your response to comment 8. We also note you disclose on page 194 that the COVID related expenses were not present in the years prior to the onset of COVID-19 and are not expected to recur. Tell us if you incurred COVID related expenses during the three month period ended March 31, 2022.

Response:	The Company respectfully acknowledges the Staff’s comment and submits that while Presto did incur certain COVID-related hardware expenses during the three-month period ended March 31, 2022, such amounts were immaterial. As such, Presto will not include any amounts related to the three-month period ended March 31, 2022 in Presto’s non-GAAP measures in future filings when Presto updates the financial information for the three month period ended March 31, 2022.

Consolidated Financial Statements of E La Carte, Inc. (dba Presto)

Note 1. Summary of Business and Significant Accounting Policies

Revenue Recognition, page F-36

4.	We note your response to prior comment 11. In light of the materiality of the commission rates, please disclose the range (or a weighted average) of commissions paid under the License/Revenue Share arrangements as a percentage of premium content revenues.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 197 and F-38 of the Amendment in response.

* * *

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (212) 768 6926 or brian.lee@dentons.com, or Ilan Katz at (212) 632 5556 or ilan.katz@dentons.com, respectively.

Very truly yours,

/s/ Brian Lee
Brian Lee
Partner

cc:	Edward	Scheetz

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